Exhibit 99.1

PERION REPORTS FIRST QUARTER 2019 RESULTS

Search Business Positive Trajectory Continues: Third Consecutive Quarter of Sequential Growth; Year-over-Year Growth for the First Time in Five Years;

Strong Cash Flow Continues: Company Raises Full Year Adjusted EBITDA Guidance to $24M - $26M and Further
Strengthens Balance Sheet with Early Redemption of Convertible Bonds

Tel Aviv & New York – May 15, 2019 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers synchronized digital marketing solutions for advertisers and publishers through the world's largest channels - digital advertising, social media, and search, announced today its financial results for the first quarter ended March 31, 2019.

Financial Highlights*

(In millions, except per share data)

	Three months ended
	March 31,
	2018	2019
Advertising revenues	$29.3	$18.6
Search and other revenues	$31.6	$35.2
Total Revenues	$60.9	$53.8
GAAP Net Income	$0.1	$1.2
Non-GAAP Net Income	$3.0	$3.3
Adjusted EBITDA	$4.3	$5.1
Net cash provided by operating activities	$14.6	$14.0
GAAP Diluted Earnings Per Share	$0.00	$0.05
Non-GAAP Diluted Earnings Per Share	$0.12	$0.13

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO stated, “Our ongoing efforts to drive innovation and deepen partnerships in our Search business, is winning in the market. By leveraging our strategic relationship with Microsoft Bing, exploring new monetization opportunities and increasing search demand, the new leadership at CodeFuel has delivered its third consecutive quarter of sequential growth and the first quarter of year-over-year growth in five years; we expect this positive trend to continue.”

“This significant progress has meaningfully expanded the immediate and longer-term importance of our Search business,” added Mr. Gerstel. “Our increased Search revenues and strong cash flow enable us to continue our planned investments in our advertising offering, to further differentiate Undertone in a growing but evolving market.”

“Undertones’ Synchronized Digital Branding solution was enhanced by the acquisition of Captain Growth, which will provide the AI optimization engine required to offer brands the critical ability to put their best-performing units in front of the right users at the right time - for unprecedented cross-channel engagement,” Mr. Gerstel continued. “We are excited by the acceptance of our customers and believe in a unique opportunity to differentiate Undertone in this space”.

Mr. Gerstel concluded, “As a result of the strong start of 2019, where we achieved higher than planned first quarter Adjusted EBITDA combined with our current visibility, we feel confident to increase our annual guidance of Adjusted EBITDA from $22-$24 million to $24-$26 million. The increased Adjusted EBITDA guidance and our improved free cash flow, a result of our recent cost optimization efforts, and the current cash position, we decided to early repay our bonds and further strengthen our balance sheet.”

Financial Comparison for the First Quarter of 2019:

Revenues: Revenues declined by 12%, from $60.9 million in the first quarter of 2018 to $53.8 million in the first quarter of 2019. This decline was primarily a result of a 37% decline in Advertising revenues as a result of the transition from selling formats to holistic solution. Despite of the decline in revenues, our gross margin in the Advertising business increased year over year as we prioritize margins and profitability over sales. Search and other revenues increased 12% in the first quarter of 2019 as a result of the addition of new publishers, higher revenue-per-mile and increased number of searches.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the first quarter of 2019 were $27.4 million, or 51% of revenues, as compared to $31.9 million, or 52% of revenues in the first quarter of 2018.

Net Income: On a GAAP basis, net income in the first quarter of 2019 was $1.2 million, as compared to a net income of $0.1 million in the first quarter of 2018.

Non-GAAP Net Income: In the first quarter of 2019, non-GAAP net income was $3.3 million, or 6.0% of revenues, compared to the $3.0 million, or 5.0% of revenues, in the first quarter of 2018.

Adjusted EBITDA: In the first quarter of 2019, Adjusted EBITDA was $5.1 million, or 9.5% of revenues, compared to $4.3 million, or 7.0% of revenues, in the first quarter of 2018.

Cash and Cash Flow from Operations: As of March 31, 2019, cash and cash equivalents and short-term deposit were $45.1 million. Cash provided by operations in the first quarter of 2019 was $14.0 million, compared to $14.6 million in the first quarter of 2018.

Short-term Debt, Long-term Debt and Convertible Debt: As of March 31, 2019, total debt was $31.0 million, compared to $40.5 million at December 31, 2018.

Perion satisfies all the financial covenants associated with its public debt.

2019 Guidance:

Management has increased its previously issued Adjusted EBITDA guidance of $22 million to $24 million for the full year of 2019 to $24 million to $26 million.

Conference Call:

Perion management will host a conference call to discuss the results today at 9 a.m. ET. Details are as follows:
•	Conference ID: 5831485
•	Dial-in number from within the United States: 1-888-394-8218
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-701-0225
•	Playback available until May 22, 2019 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 5831485 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
investors@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2018	2019
	Unaudited	Unaudited
Revenues:
Advertising	$29,295	$18,584
Search and other	31,610	35,265
Total Revenues	60,905	53,849

Costs and Expenses:
Cost of revenues	6,056	5,766
Customer acquisition costs and media buy	31,885	27,433
Research and development	5,544	4,862
Selling and marketing	9,701	8,325
General and administrative	4,286	3,058
Depreciation and amortization	2,071	2,390
Restructuring costs	1,138	-
Total Costs and Expenses	60,681	51,834

Income from Operations	224	2,015
Financial expense, net	607	1,325

Income (Loss) before Taxes on income	(383)	690
Tax benefit	440	542

Net Income	$57	$1,232

Net Earnings per Share
Basic	$0.00	$0.05
Diluted	$0.00	$0.05

Weighted average number of shares
Basic	25,850,023	25,883,768
Diluted	25,850,023	25,885,029

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	March 31,
	2018	2019
	Audited	Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$39,109	$38,386
Short-term bank deposit	4,000	6,700
Accounts receivable, net	55,557	40,159
Prepaid expenses and other current assets	5,227	5,420
Total Current Assets	103,893	90,665

Property and equipment, net	15,649	14,537
Operating lease right-of-use assets	-	24,889
Goodwill and intangible assets, net	131,547	131,661
Deferred taxes	4,414	4,960
Other assets	943	723

Total Assets	$256,446	$267,435

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$38,208	$35,297
Accrued expenses and other liabilities	17,240	14,514
Short-term operating lease liability	-	4,226
Short-term loans and current maturities of long-term and Convertible debt	16,059	16,385
Deferred revenues	3,794	3,417
Payment obligation related to acquisitions	1,813	1,200
Total Current Liabilities	77,114	75,039
Long-Term Liabilities:
Long-term debt, net of current maturities	16,667	14,583
Convertible debt, net of current maturities	7,726	-
Long-term operating lease liability	-	21,367
Other long-term liabilities	6,158	5,762
Total Liabilities	107,665	116,751

Shareholders' equity:
Ordinary shares	211	211
Additional paid-in capital	239,693	240,285
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	142	221
Accumulated deficit	(90,263)	(89,031)
Total Shareholders' Equity	148,781	150,684

Total Liabilities and Shareholders' Equity	$256,446	$267,435

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended March 31,
	2018	2019
	Unaudited	Unaudited
Operating activities:
Net Income	$57	$1,232

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,071	2,390
Share-based compensation expense	618	463
Foreign currency translation	67	19
Accrued interest, net	128	(199)
Deferred taxes, net	(354)	(546)
Accrued severance pay, net	(626)	(316)
Fair value revaluation - convertible debt	(986)	699
Net changes in operating assets and liabilities	13,621	10,246
Net cash provided by operating activities	$14,596	$13,988

Investing activities:
Purchases of property and equipment, net	$(90)	$(227)
Capitalization of development costs	(688)	-
Short-term deposits, net	5,909	(2,700)
Net cash provided by (used in) investing activities	$5,131	$(2,927)

Financing activities:
Exercise of stock options and restricted share units	-	129
Payment made in connection with acquisition	-	(1,813)
Repayment of convertible debt	-	(7,901)
Repayment of long-term loans	(9,630)	(2,083)
Net cash used in financing activities	$(9,630)	$(11,668)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	74	(110)
Net increase (decrease) in cash and cash equivalents and restricted cash	10,171	(717)
Cash and cash equivalents and restricted cash at beginning of year	32,755	40,803
Cash and cash equivalents and restricted cash at end of year	$42,926	$40,086

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended
	March 31,
	2018	2019
	Unaudited	Unaudited

GAAP Net Income	$57	$1,232
Share based compensation	618	463
Amortization of acquired intangible assets	1,204	1,046
Restructuring costs	1,138	-
Non-recurring Legal fees	235	257
Fair value revaluation of convertible debt and related derivative	127	267
Foreign exchange losses associated with ASC-842	-	292
Taxes on the above items	(361)	(303)
Non-GAAP Net Income	$3,018	$3,254

Non-GAAP Net Income	$3,018	$3,254
Taxes on income	(79)	(239)
Financial expense, net	480	766
Depreciation	867	1,344
Adjusted EBITDA	$4,286	$5,125

Non-GAAP diluted earnings per share	$0.12	$0.13

Shares used in computing non-GAAP diluted earnings per share	25,852,909	25,908,734